SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                FORM 12b-25

                                             Commission File Number   001-13748

                        NOTIFICATION OF LATE FILING

(Check One):  (X) Form 10-K

         For Period Ended: December 31, 2001

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant:  ZiLOG, Inc.

Former name, if applicable:  NA

Address of principal executive office (street and number):  532 Race Street

City, State and Zip Code:  San Jose, California 95126

                                  PART II
                                                        RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (X)  (a)    The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable
                  effort or expense;
      (X)  (b)    The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11- K, or Form N-SAR, or
                  portion thereof will be filed on or before the 15th
                  calendar day following the prescribed due date; or the
                  subject quarterly report or transition report on Form
                  10-Q, or portion thereof will be filed on or before the
                  fifth calendar day following the prescribed due date; and
      ( )  (c)    The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.

                                  PART III
                                 NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         On February 28, 2002 (the "Filing Date"), the registrant, together with one of its domestic U.S. subsidiaries (the "Debtors"), filed for protection under Chapter 11 of Title 11 of the United States Code (the "Case"). The Case was filed as part of the Debtors' prepackaged plan of reorganization. On January 28, 2002 , the Debtors commenced solicitation of consents from holders of the registrant's preferred stock and 9 1/2% Senior Secured Notes due 2005 to its plan of reorganization and filed the disclosure statement and plan of reorganization on Form 8K on January 30, 2002 In addition, in a press release issued on March 1, 2002, the registrant informed the public that its plan of reorganization had received the unanimous support of those security holders voting in response to its solicitation and that it had filed the Case.

         The burdens related to the Case have resulted in the registrant's inability to prepare the financial statements, related notes and other information required by Form 10-K without unreasonable and unduly burdensome effort and expense. The registrant's accounting and financial staff, who are critical to the preparation of the Form 10-K, have been required to devote substantial amounts of time to the reorganization process and related issues, including accumulating and reporting information required by the Bankruptcy Court, working on a plan of reorganization, determining the impact of the bankruptcy filing on the registrant's financial statements and disclosure requirements, updating the registrant's strategic business plan and responding to numerous requests for information from various constituencies in the Case, including the informal group of the registrant's unsecured creditors. Accordingly, for these reasons, the registrant is unable to provide the information required by the Form 10-K in the prescribed time without unreasonable effort or expense.

                                  PART IV
                             OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

  Daniel M. Jochnowitz           408                   558-8500
      (Name)                  (Area Code)          (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                           (X) Yes   ( ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         (X) Yes   ( ) No

The registrant's operating results have and will vary because of a number of factors, including the timing and success of new product introductions, customer design wins and losses, the success of cost reduction programs, changes in product mix, volume, timing and shipment of orders, fluctuations in manufacturing productivity, availability of third-party manufacturing services at commercially reasonable prices and quality, and overall economic conditions. Sales comparisons are also subject to customer order patterns and business seasonality.

The registrant's net loss in 2001 was $123.7 million, compared to a $58.2 million net loss in 2000. The increase in the registrant's 2001 net loss is primarily attributable to lower sales volume and an increase in special charges. The registrant's net sales of $172.3 million in 2001 declined 28% from net sales of $239.2 million in 2000. The decrease was attributable primarily to lower unit shipments of embedded control products. In the fourth quarter of 2000, the registrant changed its accounting method for recognizing revenue on shipments to distributors who have rights of return and price protection on unsold merchandise held by them. The cumulative effect of the change in accounting principle was a charge of $8.5 million in 2000, net of a zero income tax effect. Overall, the registrant experienced a significant sequential decline in bookings and net sales during the fourth quarter of 2000, which continued throughout 2001 and has adversely affected net sales for most of the registrant's product lines. Management believes that this overall decline in demand for its products is reflective of general economic trends, particularly in the high technology sector, and may continue for several quarters.

The registrant's cost of sales represents the cost of its wafer fabrication, assembly and test operations. Cost of sales fluctuates, depending on manufacturing productivity, product mix, equipment utilization and depreciation. Gross margin as a percent of net sales declined to 24.5% in 2001 from 36.6% in 2000. This decline in gross margin was primarily due to a substantial reduction in sales volume that translated into significant factory under-utilization and resulted in under-absorbed factory overhead and unfavorable manufacturing variances during 2001. As a consequence of its surplus wafer fabrication capacity, the registrant consolidated our two wafer fabrication factories. Research and development expenses decreased to $28.7 million in 2001 from $36.9 million in 2000 due principally to lower headcount and reduced spending in the registrant's central process technology organization. Selling, general and administrative expenses decreased to $46.1 million in 2001 from $54.5 million in 2000 due primarily to lower payroll-related costs as a result of lower headcount, elimination of outside sales representative commissions and reduced incentive compensation and commissions. During 2001, the registrant incurred significant restructuring of operations and asset impairment charges, as well as, $4.3 million for professional fees relating to restructuring its indebtedness. Special charges, charged to expense, for the years ended December 31, 2001, 2000, and 1999 are as follows (in thousands):


                                                 2001       2000        1999
                                              ---------   ---------   ---------
Asset Impairments:
 Impairment of MOD assets.................... $ 30,417    $   --      $  --
 Other impaired and dispositioned assets.....   12,302       9,274       3,677
Restructuring of operation:
 Employee retention bonuses, severance
  pay and termination benefits...............    8,537       6,470       --
 Termination and exit charges................    3,225         200       --
 Other.......................................    1,399        --         --
Debt restructuring:
 Professional Fees...........................    4,250        --         --
 Purchased in-process research and
  developement...............................      --       1,545       1,009
                                              ---------   ---------   ---------
                                              $ 60,130    $ 17,489    $ 4,686

                                ZiLOG, Inc.
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 2, 2002         By:  /s/ Daniel M. Jochnowitz
                                -----------------------------
                            Name:    Daniel M. Jochnowitz
                            Title:   Vice President, General Counsel
                                     and Secretary